PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 4HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: www.peterhambro.com Email: corporate@peterhambro.com

14th December 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) the Securities Exchange Act of 1934:

Announcement of:

- 8th November
- 14th November
- 14th December (2)

Yours faithfully

PETER HAMBRO MINING PLC

By:

Heather Williams
Company Secretary

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900   FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com   Email: corporate@peterhambro.com

8th November 2007

Holdings in Company

Peter Hambro Mining Plc (the "Company") announces that it has been notified that Selten Holdings Limited now holds 2,714,484 Ordinary Shares in the Company, representing 3.34 per cent of the current total issued share capital of the Company, being 81,155,052 Ordinary shares.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

14 November 2007

Holdings in Company

Peter Hambro Mining Plc (the "Company") has today received notification by Vanguard Precious Metals and Mining Fund that its holding in the Company has increased to 4,167,368 Ordinary shares, representing 5.14% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

Technical Audit by Wardell Armstrong International ("WAI")

Peter Hambro Mining PLC (the "Company"), announces the Technical Audit of the Company mining and mining related assets, which it commissioned from Wardell Armstrong International ("WAI") has now been completed. The WAI Audit Report can be found on the Company's website at www.peterhambro.com.

WAI concluded:

- **Company *Measured* and *Indicated* Mineral Resources (as defined by the JORC Code (2004)) are 118Mt at an average grade of 1.15g/t Au containing 4.4 million ounces of gold; *Inferred* resources are 82.7Mt at an average grade of 1.33g/t Au, containing 3.5 million ounces of gold;**
- **The total Mineral Resources, reviewed by WAI, inclusive of those resources evaluated in accordance with the Russian classified scheme are 344Mt at an average grade of 1.73g/t Au, containing 19 million ounces of gold; WAI audit supports the resource figures published in the PHM 2006 annual report as summarised in the table below.**

The Company believes that its intensive exploration and drilling programme will further substantiate its resources and reserves and enable it to meet its production targets.

Reserves and Resource Estimates

In undertaking the audit, WAI has reviewed the reserve and resource estimates for the Company's principal assets. Where no Micromine® models were available other assets were reviewed in accordance with Russian classification scheme.

A comparison of the results of this review with the reserve and resource estimates published in the Company's 2006 Annual Report is provided in the table below:

Comparison of WAI Technical Audit with PHM Annual Report 2006

		WAI 2007 JORC Code (2004)				PHM 2006 Annual Report			
Deposit		Category	Tonnage (kt)	Grade (g/t Au)	Metal (oz Au)	Category (Russian Classification	Tonnage (kt)	Grade (g/t Au)	Metal (oz Au)
Pokrovskiy	JORC	*Measured*	5,050	2.29	371,975	C_1	6,376	3.08	809,826
		Indicated	7,406	1.74	413,449	C_2	420	2.59	35,011
		Inferred	6,613	2.11	449,425	*C_1 (low grade)*	8,759	1.04	294,076
						C_2 (low grade)	23	1.35	996
						C_1 (stockpiles)	3,262	1.37	143,678
						C_1 (stockpiles, low grade)	3,947	0.75	956,784
	Russian	*C_1 (RIP tailings, low grade)*	5,347	0.42	77,803	*C_1 (RIP tailings, low grade)*	5,347	0.42	72,080
						Production 1.1.07 - 30.6.07	(1,380)	3.17	(140,591)
		Total	**24,414**	**1.66**	**1,306,835**	**Total**	**26,754**	**1.52**	**1,310,755**
Pioneer	JORC	*Measured*	17,517	0.86	486,365				
		Indicated	35,315	0.82	981,185	*C_2 Main zones)*	69,073	1.39	3,090,804
		Inferred	42,108	1.34	1,809,530	*P_1 (Main zones)*	14,810	1.57	747,809
						C_2 (Andreevskaya)	543	32.87	573,813
	Russian	*P_1 (Andreevskaya)*	5,883	3.80	718,166	*P_1 (Andreevskaya)*	600	14.83	286,135
		P_1 (Main zones)	7,092	1.36	310,697				
		P_1 (Bakhmut flanks)	7,956	1.76	450,260				
		P_1 (Other zones)	2,119	1.13	187,733	*P_1 (Other zones)*	7,000	1.34	300,763
		Total	**118,000**	**1.28**	**4,943,936**	**Total**	**92,026**	**1.69**	**4,999,325**
Malomir	JORC	*Measured*	44,207	1.31	1,860,488				
		Indicated	8,633	1.15	319,988				
		Inferred	34,046	1.16	1,268,639	C_2	27,448	1.75	1,546,222
		Russian P_1	14,250	1.55	711,833	P_1	58,514	1.55	2,914,365
		Total	**101,136**	**1.28**	**4,160,949**		**85,962**	**1.61**	**4,460,587**

Other Amur assets	C1	9279	1.62	482,667	C1	3,932	3.25	410,588
	C2	23,268	1.76	1,318,728	C2	21,522	1.63	1,126,292
	P1	30,638	2.48	2,446,968	P1	31,977	2.92	2,735,239
	Total	**63,185**	**2.09**	**4,248,363**	**Total**	**57,431**	**2.46**	**4,272,118**
Yamal assets	C1	7,630	2.13	521,897	C1	-	-	-
	C2	7,448	1.58	379,312	C2	11,973	1.87	717,942
	P1	22,430	5.10	3,689,277	P1	20,270	1.61	1,049,698
	Total	**37,508**	**3.80**	**4,590,486**	**Total**	**32,243**	**1.71**	**1,767,639**
	GRAND TOTAL	**344,243**		**19,250,569**		**294,416**		**16,810,424**

Total *Measured* and *Indicated* resources estimated in accordance with JORC Code (2004) are 118Mt at an average of 1.15g/t Au, containing 4.4 million ounces of gold; *Inferred* resources are 82.7Mt at an average grade of 1.33g/t Au, containing 3.5 million ounces of gold. WAI also reviewed additional resources, estimated in accordance with the Russian classification scheme, summarised as follows:

- C_1 category: 22Mt at an average grade of 1.50g/t Au, containing 1.1 million ounces of gold;
- C_2 category: 30Mt at an average grade of 1.71g/t Au, containing 1.7 million ounces of gold, and
- P_1 category: 90Mt at an average grade of 2.89g/t Au, containing 8.5 million ounces of gold

The differences between the Annual Report figures and the WAI report figures for Other Amur assets and for Yamal assets reflect exploration and re-evaluation between 1st January 2007 (the annual report resource cut-off date) and 1st September 2007 (the cut-off date for the WAI report).

The comparison shows a good overall correlation between the Russian-classified resources published in the 2006 Annual Report and the updated combined JORC/Russian resources quoted in the WAI report. It demonstrates 99.9% conversion of C_1 and C_2 to JORC Code (2004) at Pokrovskiy, and 91% for those parts of Malomir and Pioneer which were included in the resource model prepared in accordance with JORC Code (2004).

It should be noted, however, that to achieve a balanced view of the Company's assets WAI has: -

- Taken the mineral resources prepared in accordance with the Russian classification scheme for those assets where no JORC Code (2004) estimates are available;

- For the Andreevskaya Zone (Pioneer deposit) where the Russian conventional resource estimate was considered to be more robust than the Micromine® computer model, utilised the Andreevskaya conventional resource estimate for the purpose of this report;

- Reviewed Russian classification estimates for Andreevskaya Zone (Pioneer), Albyn, Quartzite and Ozhidaemoye (Malomir deposit) together with estimates for the Pokrovskiy flanks, in order to give an expert opinion on which part of these resources can be classified as Mineral Resources as defined by the JORC Code (2004).

Highlights of specific deposits

Pokrovskiy and flanks

- The Company's resource estimate is supported by a positive reconciliation against production records;
- The Pokrovskiy plant operations are run efficiently and in line with best international practice;
- The environmental management carried out at the site is well organised and appropriate;
- The Pokrovka-2 deposit represents an exciting target which is being aggressively explored by PHM in order to better understand the structure and mineralisation. WAI believes that this deposit has the potential to host a significant gold and silver resource.

Pioneer

- WAI considers that the Micromine® resource model provides an adequate global resource estimate for Pioneer which can be utilised for long term planning;
- The mining schedule proposed for Pioneer is optimised to balance ore mining, waste mining and average grade each year. Mining will take place from three separate open pits with single combined processing facilities. WAI considers the proposed schedule to be both practical and achievable given PHM's experience and management expertise gained through the Pokrovskiy operations;
- High grade pay shoots ("ore columns"), such as those at Andreevskaya Zone (Pioneer), which are not yet fully explored and evaluated by the Company, carry the potential for additional production during the deposit's exploitation.

Malomir

- The development and mining schedule for Malomir is ambitious but realistic and achievable, given PHM's experience in developing and mining Pokrovskiy and in commissioning the Pioneer project.

Other Amur region Assets

- WAI considered the portfolio of 10 additional hard rock assets which are being developed by the Company in the Amur region and found the development plans to be strategically sound with many of these assets having the potential for the discovery of significant gold resources. All the projects are potentially amenable to open pit mining and are being actively developed and have a potential to contribute to the Company's production schedule and to assist it to meet its production targets over the coming years. These projects all require further exploration and geological modelling work before a meaningful reserve can be established;
- One of the most promising deposits, Albyn, appears encouraging for the development of an open-pittable resource. The relatively simple mineralogy and geologic continuity make the Albyn property both an exciting project and one which is worthy

of continued exploration and development. The Company expects to report further on this in Q3 2008;

- WAI has examined PHM's strategy of expanding alluvial gold production and briefly reviewed a number of the Company's placer projects in Amur region. It has concluded that the strategic rationale and projections appear sound and, if successful, will provide PHM with significant and increasing incremental gold production.

Yamal region Assets

- WAI has reviewed the exploration work undertaken by PHM at Novogodnee Monto deposit and considers that this deposit potentially has a substantial gold and iron resource base able to support a mining project;
- The position of the Novogodnee Monto deposit in relation to the railway line and the vast increase in the need for construction materials as a result of the regional activity in the oil and gas sector mean that the aggregates from this deposit may considerably enhance the project's economics;
- WAI believes that there is considerable potential to increase the resources for Novogodnee Monto deposit, given the number of positive indications identified and exploration results achieved to date;
- WAI has reviewed the exploration data for work undertaken on the Toupugol-Khanmeishorsky licence area to date and is satisfied that it is a promising exploration asset with the potential to establish a mineral resource similar to those identified at Novogodnee Monto and Petropavlovskoye;
- Ozernoye has the potential to become a sizeable polymetallic deposit. Exploration is ongoing, and WAI considers that if the geological structure and grade distribution of this area can be properly understood, there are real possibilities for tracing PGM mineralisation along the pyroxenite belt south-westwards for some tens of kilometres from the Ozernoye deposit, through Pyatirechenskoye exploration area (itself not yet explored in detail) and beyond;
- WAI believes that there is considerable potential to improve the resource position at Rudniye Gorki, given the favorable exploration results achieved to date;
- As an exploration portfolio of assets, WAI considers the Yamal assets to be strategically valuable, with many properties having the potential for the discovery of significant gold resources as well as PGMs and other minerals.

Irgiredmet

- The Irgiredment Insitute has an established reputation and is proving an excellent acquisition for PHM. The Institute provides invaluable assistance in the preparation of technical studies, particularly in relation to State legislation compliance.

Disclosure

The contents of this announcement have been approved for release by Dr. P. Newall, BSc, PhD, CEng, FIMMM, of Wardell Armstrong International. Dr. P. Newall has consented to the inclusion of the material in the form and context in which it appears.

Executive Chairman's comments

Peter Hambro, Executive Chairman of Peter Hambro Mining plc, commented:

"The JORC total of 8 million ounces is an excellent basis from which to assess the minimum future potential of the Company and the grand total of 19 million ounces, taking Russian and

JORC ounces together, compares very favourably with the 17 million ounces shown in the Company's Annual Report. The very good correlation between WAI's opinion of Peter Hambro Mining's reserves and resources and the Company's published view is reassuring.

Having confirmation under the JORC Code of the prospects for our existing and near-term production assets will, I trust, give shareholders used to Western standards even greater confidence in PHM's future profitability."

Enquiries:

Alya Samokhvalova / Rachel Tuft www.peterhambro.com **Peter Hambro Mining Plc**	+44 (0) 20 7201 8900
Ian Hannam / Patrick Magee www.jpmorgancazenove.com **JPMorgan Cazenove**	+44 (0) 20 7155 2828
David Simonson / Tom Randell / Anastasia Ivanova www.merlinpr.com **Merlin**	+44 (0) 20 7653 6620

This release has been reviewed by Dr. Stephen Henley, who is an independent geological advisor to the Board of Directors of Peter Hambro Mining Plc. Dr. Henley is qualified to act in the capacity of a Competent Person for the purposes of this statement.

Dr. Stephen Henley holds a PhD in Geology (University of Nottingham, 1970). He is a Fellow of the Geological Society, a Fellow of the Institution of Materials, Minerals and Mining, and a Chartered Engineer. He is also a Charter Member of the International Association for Mathematical Geology. He has been employed in exploration, mining, academic and geological consultancy posts since 1970 and has participated in Competent Person studies on a variety of different minerals and types of deposit, including gold, polymetallic and chromite projects.

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 4HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: www.peterhambro.com Email: corporate@peterhambro.com

14 December 2007

Peter Hambro Mining - Correction

Peter Hambro Mining PLC ('the Company') regrets that an early, incomplete and un-agreed draft of the Technical Audit of the Company's assets by Wardell Armstrong International was accidentally uploaded onto the Company's website:

www.peterhambro.com. As soon as the error was discovered the draft was removed from the website and the correct version made available.

The incomplete draft contained early assessments of the Company's future production profile that had not been approved by Wardell Armstrong International, the Company nor by its NOMAD and which were not in accordance with the Company's own views.

As stated in its earlier announcement, the Company believes that its production targets remain achievable.

Wardell Armstrong International has apologised to the Company for this error.

END

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